Exhibit 99.1

Sinovac to Host Conference Call to Report First Quarter 2015 Unaudited Financial Results

  BEIJING, May 7, 2015 -- Sinovac Biotech Ltd. (Nasdaq: SVA), a leading provider of biopharmaceutical products in China, today announced that it will release its unaudited financial results for the first quarter, ended March 31, 2015, before market opens on Friday, May 15, 2015. The Company will host a conference call on Friday, May 15, 2015, at 8:00 a.m. EDT (Friday, May 15, 2015 at 8:00 p.m. China Standard Time) to review the Company's financial results and provide an update on recent corporate developments.

To access the conference call, please dial 1-877-407-9039 (USA) or 1-201-689-8470 (International). A replay of the call will be available from 11 a.m. EDT on May 15, 2015 through May 29, 2015. To access the replay, please dial 1-877-870-5176 (USA) or 1-858-384-5517 (International) and reference the replay pin number 13608982.

A live audio webcast of the call will also be available on the Investor Relations section of the Company’s website at www.sinovac.com. A webcast replay will be available on the Company’s website for 30 days following the call.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing, and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), mumps and canine rabies. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. Sinovac has filed a new drug application with the China Food & Drug Administration for its proprietary enterovirus 71 vaccine, having been proven effective in preventing hand, foot and mouth disease in infants and children during its Phase III clinical trial. The Company is currently developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to Mexico, Mongolia, Nepal, and the Philippines, and was recently granted a license to commercialize its hepatitis A vaccine in Chile. For more information, please visit the Company's website at www.sinovac.com.

Contact

Sinovac Biotech Ltd.
Helen Yang / Chris Lee
Tel: +86-10-8279-9659 / 9696
Fax: +86-10-6296-6910
Email: ir@sinovac.com

ICR Inc.
Bill Zima
U.S: 1-646-308-1707
Email: william.zima@icrinc.com